SCHEDULE A*

The fee paid to the Subadviser under this Agreement for managing the Allocated Assets of the First Investors Tax Exempt Income Fund, First Investors Tax Exempt Opportunities Fund, First Investors California Tax Exempt Fund, First Investors New Jersey Tax Exempt Fund, First Investors New York Tax Exempt Fund and First Investors Oregon Tax Exempt Fund each a series of First Investors Tax Exempt Funds, allocated to it by the Adviser shall be calculated daily and paid monthly.  The fee shall be computed in the following manner.

1.	The average daily net assets e that are being managed by the Subadviser of each Series named in the paragraph above shall be aggregated;

2.	A blended fee shall then be computed on the sum as if all the above Series were combined using the following schedule:

Subadvisory Fees as % of Average Daily Net Assets

0.40%

3.
The fee payable under this Agreement with respect to each Series shall then be computed by multiplying the blended fee by the ratio of the average daily net assets of each Series to the sum of the average daily net assets of each Series that is being managed by the Subadviser.

* The Subadviser is compensated based on the assets it manages.  To the extent any portion of  the Allocated Assets’ cash balance is managed by the Adviser or by a different subadvisor, it will be excluded from the daily net assets of the Allocated Assets for purposes of calculating the subadvisory fee.